                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                 SCHEDULE 13G
                                (Rule 13d-102)


                INFORMATION TO BE INCLUDED IN STATEMENTS FILED
               PURSUANT TO RULES 13d-1(b) AND (c) AND AMENDMENTS
                      THERETO FILED PURSUANT TO 13d-2(b)
                               (Amendment No. 2)




                      INTEGRATED MEDICAL RESOURCES, INC.
               -------------------------------------------------
                               (Name of Issuer)

                    COMMON STOCK, $.001 PAR VALUE PER SHARE
               -------------------------------------------------
                        (Title of Class of Securities)

                                  45812A-10-0
                   ----------------------------------------
                     (CUSIP Number of Class of Securities)



                              Page 1 of 12 Pages
                    An Index of Exhibits appears on Page 12

CUSIP No.                 Schedule 13G                     Page 2 of 12 Pages
45812A-10-0              Amendment No. 2

1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   FRAZIER HEALTHCARE II, L.P.                              FEIN: 91-1689734

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [_]

                                                                (b) [_]

3  SEC USE ONLY


4  CITIZENSHIP OR PLACE OF ORGANIZATION

   Organized under the laws of the State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


        5  SOLE VOTING POWER

           0

        6  SHARED VOTING POWER

           873,843

        7  SOLE DISPOSITIVE POWER

           0

        8  SHARED DISPOSITIVE POWER

           873,843

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   873,843

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

   [_]

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

   13.0%

12 TYPE OF REPORTING PERSON*

   LP

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                              Page 2 of 12 Pages
                    An Index of Exhibits appears on Page 12

CUSIP No.                 Schedule 13G                     Page 3 of 12 Pages
45812A-10-0              Amendment No. 2

1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   FHM II, L.L.C.                    FEIN: 91-1689731

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [_]

                                                                (b) [_]

3  SEC USE ONLY


4  CITIZENSHIP OR PLACE OF ORGANIZATION

   Organized under the laws of the State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


        5  SOLE VOTING POWER

           0

        6  SHARED VOTING POWER

           873,843

        7  SOLE DISPOSITIVE POWER

           0

        8  SHARED DISPOSITIVE POWER

           873,843

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   873,843

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

   [_]

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

   13.0%

12 TYPE OF REPORTING PERSON*

   LLC

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                              Page 3 of 12 Pages
                    An Index of Exhibits appears on Page 12

CUSIP No.                 Schedule 13G                     Page 4 of 12 Pages
45812A-10-0              Amendment No. 2

1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   FRAZIER MANAGEMENT, L.L.C.                                  FEIN: 91-1678546

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [_]

                                                                (b) [_]

3  SEC USE ONLY


4  CITIZENSHIP OR PLACE OF ORGANIZATION

   Organized under the laws of the State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


        5  SOLE VOTING POWER

           0

        6  SHARED VOTING POWER

           873,843

        7  SOLE DISPOSITIVE POWER

           0

        8  SHARED DISPOSITIVE POWER

           873,843

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   873,843

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

   [_]

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

   13.0%

12 TYPE OF REPORTING PERSON*

   LLC

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                              Page 4 of 12 Pages
                    An Index of Exhibits appears on Page 12

CUSIP No.                 Schedule 13G                     Page 5 of 12 Pages
45812A-10-0              Amendment No. 2

1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   FRAZIER & COMPANY, INC.                               FEIN#  91-1526760

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [_]

                                                                (b) [_]

3  SEC USE ONLY


4  CITIZENSHIP OR PLACE OF ORGANIZATION

   Organized under the laws of the State of Washington

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


        5  SOLE VOTING POWER

           0

        6  SHARED VOTING POWER

           873,843

        7  SOLE DISPOSITIVE POWER

           0

        8  SHARED DISPOSITIVE POWER

           873,843

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   873,843

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

   [_]

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

   13.0%

12 TYPE OF REPORTING PERSON*

   CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                              Page 5 of 12 Pages
                    An Index of Exhibits appears on Page 12

CUSIP No.                 Schedule 13G                     Page 6 of 12 Pages
45812A-10-0              Amendment No. 2

1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Alan D. Frazier                                     SS####-##-####

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [_]

                                                                (b) [_]

3  SEC USE ONLY


4  CITIZENSHIP OR PLACE OF ORGANIZATION

   United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


        5  SOLE VOTING POWER

           26,000

        6  SHARED VOTING POWER

           873,843

        7  SOLE DISPOSITIVE POWER

           26,000

        8  SHARED DISPOSITIVE POWER

           873,843

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   899,843

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

   [_]

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

   13.4%

12 TYPE OF REPORTING PERSON*

   IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                              Page 6 of 12 Pages
                    An Index of Exhibits appears on Page 12

                          AMENDMENTS TO SCHEDULE 13G

ITEM 1(A).  NAME OF ISSUER.

     This Schedule 13G relates to Integrated Medical Resources, Inc., a Delaware corporation (the "Company").

ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

     The Company's principal executive offices are located at 8326 Melrose Drive, Lenexa, KS 66214.

ITEM 2(A).  NAME OF PERSONS FILING.

     This Schedule 13G relates to each of the following persons:

     .    Frazier Healthcare II, L.P., a limited partnership ("FHII")

     .    FHM II, L.L.C., a limited liability company ("FHMII")

     .    Frazier Management, L.L.C., a limited liability company ("FMLLC")

     .    Frazier & Company, Inc., a Washington corporation ("F&C Inc.")

     .    Alan D. Frazier, as a director and sole shareholder of F&C Inc.

     The general partner of FHII is FHMII, whose managing member is FMLLC. The managing member of FMLLC is F&C Inc. The sole shareholder of F&C Inc. is Alan
D. Frazier.

ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE.

     The business address of each of the reporting persons is 601 Union Street, Suite 2110, Seattle, Washington 98101.

ITEM 2(C).  CITIZENSHIP.

     FHII is a limited partnership organized under the laws of the State of Delaware. FHMII and FMLLC are limited liability companies organized under the laws of the State of Delaware. F&C Inc. is a corporation organized under the laws of the State of Washington. Mr. Frazier is a United States citizen.

ITEM 2(D).  TITLE OF CLASS OF SECURITIES.

     This Schedule 13G relates to the Company's common stock, $.001 par value per share (the "Common Stock").

                              Page 7 of 12 Pages
                    An Index of Exhibit appears on Page 12

ITEM 2(E).  CUSIP NUMBER.

     The CUSIP Number for the Company's Common Stock is 45812A-10-0.

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

   (a) [_]   Broker or dealer registered under Section 15 of the Act,

   (b) [_]   Bank as defined in Section 3(a)(6) of the Act,

   (c) [_]   Insurance Company as defined in Section 3(a)(19) of the Act,

   (d) [_] Investment Company registered under Section 8 of the Investment Company Act,

   (e) [_] Investment Advisor registered under Section 203 of the Investment Advisors Act of 1940,

   (f) [_] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund,

   (g) [_]   Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G),

   (h) [_]   Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

                                NOT APPLICABLE.

Item 4.  Ownership.

     The following describes the ownership of Common Stock by FHII, FHMII, FMLLC, F&C Inc. and Mr. Alan D. Frazier as of December 31, 1997:

     (a)  Amount beneficially owned:  899,843(1)(2)

     (b)  Percent of class:  13.4%

     (c)  Number of shares as to which such person has:

               (i)   Sole power to vote or direct the vote:  26,000(2)

               (ii)  Shared power to vote or to direct the vote:  873,843(1)(3)

               (iii) Sole power to dispose or to direct the disposition of:
                     26,000(2)

               (iv)  Shared power to dispose or to direct the disposition of:
                     873,843(1)(3)

                              Page 8 of 12 Pages
                    An Index of Exhibit appears on Page 12

     (1) Includes 873,843 shares of Common Stock held of record by FHII, of which FHMII is the general partner. FMLLC is the managing member of FHMII and F&C Inc. is the managing member of FMLLC. Mr. Frazier is the sole shareholder of F&C Inc.

     (2) Represents 6,000 shares of Common Stock held of record by Mr. Frazier and 20,000 shares subject to purchase upon the exercise of vested options to purchase Common Stock held of record by Mr. Frazier.

     (3) Power to vote or to direct the vote of, and power to dispose or to direct the disposition of, the reported shares is deemed to be shared among each of FHII, FHMII, FMLLC, F&C Inc. and Mr. Frazier. Each of such persons denies beneficial ownership of such shares except to the extent of such person's respective pecuniary interest.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

     Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

     Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

     Not applicable.

ITEM 10.  CERTIFICATION.

     Not applicable.

                              Page 9 of 12 Pages
                    An Index of Exhibit appears on Page 12

                                   SIGNATURE

     The undersigned hereby agree that this Schedule is filed on behalf of each of them and, after reasonable inquiry and to best of their knowledge and belief, hereby certify that the information set forth in this statement is true, complete and correct.

     Dated:  February 10, 1998

                              FRAZIER HEALTHCARE II, L.P.
                              By:  FHM II, L.L.C.
                                 Its General Partner
                              By:  Frazier Management, L.L.C.
                                 Its Managing Member
                              By: Frazier & Company, Inc.
                                 Its Managing Member



                              By   /s/ Alan D. Frazier
                                -----------------------------------
                                 Alan D. Frazier, President

                              FHM II, L.L.C.
                              By: Frazier Management, L.L.C.
                                 Its Managing Member
                              By: Frazier & Company, Inc.
                                 Its Managing Member


                              By   /s/ Alan D. Frazier
                                -----------------------------------
                                 Alan D. Frazier, President

                              FRAZIER MANAGEMENT, L.L.C.
                              By: Frazier & Company, Inc.
                                 Its Managing Member


                              By   /s/ Alan D. Frazier
                                -----------------------------------
                                 Alan D. Frazier, President

                              FRAZIER & COMPANY, INC.


                              By   /s/ Alan D. Frazier
                                ------------------------------------------
                                 Alan D. Frazier, President, Director and
                                 Shareholder

                              Page 10 of 12 Pages
                    An Index of Exhibit appears on Page 12

                                   /s/ Alan D. Frazier
                              ---------------------------------
                              Alan D. Frazier

                              Page 11 of 12 Pages
                    An Index of Exhibit appears on Page 12

                                 EXHIBIT INDEX


(1) Statement required by reporting persons pursuant to Rule 13d-1(f)(1) (see signature page).

                              Page 12 of 12 Pages
                    An Index of Exhibit appears on Page 12